Exhibit 12.1

American Media, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Fiscal years ended March 31,
	2014		2013		2012		2011		2010
Earnings:
(Loss) income before income taxes	$(19,993)		$(61,539)		$4,784		$40		$26,483
add: Fixed charges from below	60,017		61,212		60,007		59,748		54,494
Total earnings (loss)	$40,024		$(327)		$64,791		$59,788		$80,977

Fixed charges:
Interest expense	$58,353		$59,779		$58,423		$56,531		$50,601
Amortization of debt costs	1,664		1,433		1,584		3,217		3,893
Total fixed charges	$60,017		$61,212		$60,007		$59,748		$54,494

Ratio of earnings to fixed charges	0.7	x	—	x	1.1	x	1.0	x	1.5	x

Coverage deficiency	n/a		$61,539		n/a		n/a		n/a

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of (loss) income before income taxes plus fixed charges. Fixed charges consists of interest expense and amortization of debt costs.